Form 20-F
period 2007-12-31
RODMAN INTERNATIONAL ENTERPRISE I LTD
filed 2008-06-06
CIK 1374782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007 Commission file number: 000-52441 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_________ to
☐	OR SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report____________________

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(Exact name of Registrant as specified in its charter)

N/A	BRITISH VIRGIN ISLANDS
(Translation of Registrant's	(Jurisdiction of incorporation
name into English)	or organization)

Craigmuir Chambers
Road Town
Tortola, British Virgin Islands
+1 (284) 494-2233

(Address of principal executive offices)

Kirk M. Warshaw
47 School Avenue
Chatham, NJ 07928
+1 (973) 635-4047
kirk@warshaw.com

(Name, Telephone, E-mail and/or Facsimile number and
Address of Company Contact Person)

Copies to:
David N. Feldman, Esq.
Feldman Weinstein & Smith LLP
420 Lexington Avenue, Suite 2620
New York, NY 10170
+1 (212) 869-7000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None.
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Voting Shares	None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,510,000 ordinary shares

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☒ No ☐

        Note–Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒ Item 18 ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17

☐ Item 18

  If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☒ No ☐

(APPLICABLE ONLY TO ISSUERS INVOVLED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

INDEX

		Page

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT	5
	AND ADVISERS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
ITEM 4.	INFORMATION ON THE COMPANY	14
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	16
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	18
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY	20
	TRANSACTIONS
ITEM 8.	FINANCIAL INFORMATION	21
ITEM 9.	THE OFFER AND LISTING	21
ITEM 10.	ADDITIONAL INFORMATION	21
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES	24
	ABOUT MARKET RISK
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY	24
	SECURITIES

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	25
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY	25
	HOLDERS AND USE OF PROCEEDS
ITEM 15T.	CONTROLS AND PROCEDURES	25
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	25
ITEM 16B.	CODE OF ETHICS	25
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	25
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT	26
	COMMITTEES
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND	26
	AFFILIATED PURCHASERS

PART III

ITEM 17.	FINANCIAL STATEMENTS	26
ITEM 18.	FINANCIAL STATEMENTS	26
ITEM 19.	EXHIBITS	26

SIGNATURES		28
CERTIFICATIONS		38

FOREIGN PRIVATE ISSUER STATUS AND CURRENCY

Foreign Private Issuer Status

Rodman International Enterprise I, Ltd. (“we”, “our”, “us” or the "Company") is a corporation incorporated under the laws of the British Virgin Islands (the “BVI”). All of our ordinary voting shares, par value $.0001 per share (the “Voting Shares”) are held by non-United States citizens and residents, and our business is administered principally outside the United States (“U.S.”). As a result, we believe that we qualify as a "foreign private issuer" to file our annual report on Form 20-F (this “Annual Report”).

Currency

The financial information presented in this Annual Report is expressed in U.S. Dollars, and the financial data in this Annual Report is presented in accordance with accounting principles generally accepted in the U.S. All dollar amounts set forth in this report are in U.S. Dollars.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management.

Name and Address	Title

Arnold P. Kling	President and Director
712 Fifth Avenue, 11th Floor
New York, NY 10019
U.S.A.

Kirk M. Warshaw	Chief Financial Officer and Secretary
47 School Avenue
Chatham, NJ 07928
U.S.A.

Daniel Marty	Director
Zugerstrasse 76-b
Baar 6340
Switzerland

Dr. Stefan Saladin	Director
Seeblickstrasse 19
8038 Zurich
Switzerland

B. Advisers.

None.

C. Auditors

Sherb & Co., LLP
805 Third Avenue
New York, NY 10022
U.S.A.

Sherb & Co., LLP is registered with the Public Company Accounting Oversight Board.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

 The financial statements of the Company are attached hereto and found immediately following the text of this Annual Report. The audit report of Sherb & Co., LLP is included herein immediately preceding the financial statements and schedules. Listed below is a summary of the Company’s selected financial data as required by Item 3:

A. Selected Financial Data.

The selected financial data of the Company for the fiscal years ended December 31, 2007 and July 6, 2006 (Inception) to December 31, 2006 was derived from the financial statements of the Company that have been audited by Sherb & Co., LLP.  The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

	For the Year Ended December 31, 2007	For the Period from July 6, 2006 (Inception) to December 31, 2006

Net sales/operating revenues	$0	$0
Loss from operations	(17,045)	(36,533)
Loss from continuing operations	(17,045)	(36,533)
Net loss from continuing operations per share	$(0.01)	$(0.01)
Loss from continuing operations per share	$(0.01)	$(0.01)
Total assets	$12,998	$1,518
Stockholders’ equity (deficit)	$(2,527)	$1,518

The number of shares adjusted to reflect changes in capital is 10,000 Voting Shares and 2,500,000 non-voting ordinary shares, par value $.0001 per share (the “Non-Voting Shares”).

The Company has not declared any dividends on its Voting Shares or Non-Voting Shares since incorporation and does not anticipate that it will do so in the foreseeable future.

Exchange Rates

The official currency of the BVI is the U.S. Dollar. Therefore, disclosure of the exchange rate between the BVI and the U.S. is not applicable.

B. Capitalization and Indebtedness.

As of May 31, 2008, the Company’s capitalization was $51,050. At such date the Company had no debt.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

An investment in our securities is highly speculative and subject to numerous and substantial risks. These risks include those set forth below and elsewhere in this Annual Report on Form 20-F. Readers are encouraged to review these risks carefully before making any investment decision.

There may be conflicts of interest between our management and our non-management shareholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our shareholders. Further, our management's own pecuniary interest may at some point compromise its fiduciary duty to our shareholders. In addition, Arnold P. Kling, Kirk M. Warshaw, Daniel Marty and Dr. Stefan Saladin, our officers and directors, are currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which they and affiliates of our majority shareholders are, and may in the future be, affiliated with may arise. If we and the other blank check companies that our officers and directors are affiliated with desire to take advantage of the same opportunity, then those officers and directors that are affiliated with both companies would abstain from voting upon the opportunity. Further, Rodman & Renshaw, LLC (“Rodman & Renshaw”), a U.S. registered broker-dealer and affiliate of our majority shareholder of Non-Voting Shares, may act as investment banker, placement agent or financial consultant to the Company in connection with a potential business combination transaction and may receive a fee and/or securities for providing such services. We cannot assure you that conflicts of interest among us, Rodman & Renshaw, our management and our shareholders will not develop.

Our business is difficult to evaluate because we have no operating history.

As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

We face a number of risks associated with potential acquisitions.

We intend to use reasonable efforts to complete a merger or other business combination with an operating business. Such combination will be accompanied by risks commonly encountered in acquisitions, including, but not limited to, difficulties in integrating the operations, technologies, products and personnel of the acquired companies and insufficient revenues to offset increased expenses associated with acquisitions. Failure to manage and successfully integrate acquisitions we make could harm our business, our strategy and our operating results in a material way.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management.

We are in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

Future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

The nature of our operations is highly speculative, and there is a consequent risk of loss of an investment in the Company. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

The Company has no existing agreement for a business combination or other transaction.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate and consummate a business combination.

While seeking a business combination, management anticipates devoting very limited time to the Company's affairs in total. Our officers have not entered into written employment agreements with us and are not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

The time and cost of preparing a private company to become a U.S. public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with U.S. Securities and Exchange Commission (the “SEC”) reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

The Company may be subject to further government regulation which would adversely affect our operations.

Although we are subject to the reporting requirements under the Exchange Act, management believes we are not subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we are not engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a foreign company outside the U.S., we will be subject to risks inherent in business operations outside of the U.S. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the U.S. economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is currently no trading market for our Voting Shares, and liquidity of our Voting Shares is limited.

Our Voting Shares are not registered under the securities laws of any state or other jurisdiction, and accordingly there is no public trading market for the Voting Shares.  Further, no public trading market is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and the Company thereafter files a registration statement under the Securities Act of 1933, as amended (the “Securities Act”).  Therefore, our Voting Shares cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations.  Our Voting Shares cannot be sold under the exemption from registration provided by Section 4(1) of the Securities Act in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the SEC’s Division of Corporation Finance, to Ken Worm of NASD Regulation, dated January 21, 2000 (the “Wulff Letter”).  The Wulff Letter provides that certain private transfers of the shares of common stock may be prohibited without registration under federal securities laws.  Further, stockholders may rely on the exemption from registration provided by Rule 144 of the Securities Act (“Rule 144”), subject to certain restrictions, starting one year after (i) the completion of a business combination with a private company in a reverse merger or reverse takeover transaction after which the company would cease to be a “shell company” (as defined in Rule 12b-2 under the Exchange Act) and (ii) the disclosure of certain information on a Current Report on Form 8-K within four business days thereafter and only if the Company has been current in all of its periodic SEC filings for the 12 months preceding the contemplated sale of stock.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

There are issues impacting liquidity of our securities with respect to the SEC’s review of a future resale registration statement.

Since our Voting Shares issued prior to a business combination or reverse merger cannot currently, nor will they for a considerable period of time after we complete a business combination, be available to be offered, sold, pledged or otherwise transferred without being registered pursuant to the Securities Act, we will likely file a resale registration statement on Form S-1, or some other available form, to register for resale such Voting Shares. We cannot control this future registration process in all respects as some matters are outside our control. Even if we are successful in causing the effectiveness of the resale registration statement, there can be no assurances that the occurrence of subsequent events may not preclude our ability to maintain the effectiveness of the registration statement. Any of the foregoing items could have adverse effects on the liquidity of our Voting Shares.

In addition, the SEC has recently disclosed that it has developed internal informal guidelines concerning the use of a resale registration statement to register the securities issued to certain investors in private investment in public equity (PIPE) transactions, where the issuer has a market capitalization of less than $75 million and, in general, does not qualify to file a Registration Statement on Form S-3 to register its securities if the issuer’s securities are listed on the Over-the-Counter Bulletin Board (the “OTC Bulletin Board”) or on the Pink Sheets. The SEC has taken the position that these smaller issuers may not be able to rely on Rule 415 under the Securities Act (“Rule 415”), which generally permits the offer and sale of securities on a continued or delayed basis over a period of time, but instead would require that the issuer offer and sell such securities in a direct or "primary" public offering, at a fixed price, if the facts and circumstances are such that the SEC believes the investors seeking to have their shares registered are underwriters and/or affiliates of the issuer. It appears that the SEC in most cases will permit a registration for resale of up to one third of the total number of shares of common stock then currently owned by persons who are not affiliates of such issuer and, in some cases, a larger percentage depending on the facts and circumstances. Senior staff members have expressed their view that an issuer in most cases will have to wait until the later of six months after effectiveness of the first registration or such time as substantially all securities registered in the first registration are sold before filing a subsequent registration on behalf of the same investors. Since, following a reverse merger or business combination, we may have little or no tradable shares of our Voting Shares, it is unclear as to how many, if any, Voting Shares the SEC will permit us to register for resale, but SEC staff members have indicated a willingness to consider a higher percentage in connection with registrations following reverse mergers with shell companies such as the Company. The SEC may require as a condition to the declaration of effectiveness of a resale registration statement that we reduce or “cut back” the number of shares of common stock to be registered in such registration statement. The result of the foregoing is that a stockholder’s liquidity in common stock may be adversely affected in the event the SEC requires a cut back of the securities as a condition to allow the Company to rely on Rule 415 with respect to a resale registration statement, or, if the SEC requires us to file a primary registration statement.

The Company may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their shareholders, which could deter third parties from entering into certain business combinations with us or result in your being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

If we are deemed to be a foreign private investment company, U. S. investors who invest in our securities may suffer adverse tax consequences.

If we are deemed to be a Foreign Private Investment Company, U.S. investors who invest in our securities may suffer adverse tax consequences. These consequences may include being subject to U.S. taxation at possibly adverse or higher rates and under a system that may be more complicated and unfamiliar to them.

The ability of our Board of Directors to issue shares in one or more series of shares without shareholder approval may have the effect of delaying, deterring or preventing a change in control of the Company.

Our Memorandum of Association (the “Memorandum”) provides that our Board of Directors (the “Board of Directors”) may authorize the issuance of shares in one or more classes of shares without shareholder approval. The ability of our Board of Directors to issue additional shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company.

There is a risk that the Company may be deemed insolvent under BVI corporate law, in which case a proceeding may be brought against it that could result in judicial dissolution.

Under BVI corporate law, in the event a corporation’s liabilities exceed its assets and it cannot make payment on its obligations as they become due, the corporation may be deemed to be insolvent. If the corporation is deemed to be insolvent, a director, creditor or shareholder may commence a proceeding against it in order to mandate the corporation’s dissolution. As of December 31, 2007, the Company’s liabilities were $15,525, which exceeds the Company’s assets of $12,998 at December 31, 2007. Accordingly, at such time, the Company did not have enough cash on hand to satisfy its then-current obligations. There is a risk that one of our directors, creditors or shareholders may commence an action to enjoin the dissolution of the Company under BVI corporate law. However, we anticipate that R&R Enterprise Investments I, LLC, our principal shareholder of Non-Voting Shares, will contribute enough additional capital to the Company so that we can satisfy our obligations. As a result, the Company believes the risk of judicial dissolution to be minimal.

The rights of our shareholders are not as extensive as those rights of shareholders of U.S. corporations.

Principles of BVI corporate law relating to such matters as the validity of the Company procedures, the fiduciary duties of management and the rights of the Company’s shareholders may differ from those that would apply if the Company were incorporated in a jurisdiction within the U.S. Under U.S. law, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. A U.S. shareholder action must be taken in good faith. Also, actions by controlling shareholders in a U.S. jurisdiction and executive compensation which are obviously unreasonable may be declared null and void. In addition, in most U.S. jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many U.S. jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under BVI law, liability of a director of a corporation to the corporation is basically limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and in the best interests of the corporation.

Further, BVI law does not protect the interests of the minority shareholders to the extent that the law in the U.S. protects the minority shareholders in U.S. corporations. Our shareholders may have difficulty in protecting their interests in the face of actions by the Board of Directors and may have more limited rights than they might have as shareholders of a company incorporated in many U.S. jurisdictions.

The protection available to the Company’s shareholders may be limited under BVI law.

The rights of our shareholders will be governed by the Memorandum and the Articles of Association of the Company (the “Articles”), as interpreted in accordance with the laws of the BVI.  Where any provision of any contractual arrangement between a shareholder and the Company or any third party is inconsistent with the provisions of the Memorandum and Articles of the Company, the shareholder may be unable to claim certain remedies, including specific performance, for breach of such provision against the Company.  Any remedies available to a shareholder of the Company may be limited to remedies available under BVI law and regulation which may not afford the same protection to minority or other shareholders as is available under the laws or regulations of the shareholder’s home jurisdiction or under other jurisdictions' laws and regulations.

Our status as a foreign private issuer entitles us to exemptions from certain reporting requirements under the Exchange Act.

We are a foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, we are exempt from certain of the reporting requirements under the Exchange Act and corporate governance standards of the New York Stock Exchange (“NYSE”). Should we seek to list our Voting Shares on the NYSE, because of these exemptions, shareholders may not be afforded the same protection or information generally available to shareholders holding shares in public companies organized in the U.S. and traded on the NYSE. However, the NYSE does not exempt foreign private issuers from independent audit committee requirements, and we will be required to disclose any significant ways our current corporate governance practices differ from those followed by domestic companies under the NYSE listing standards.

The Company has not conducted market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our shareholders.

Because we may seek to complete a business combination through a “reverse merger”, following such a transaction we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we will assist a privately held business to become public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our Voting Shares. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

Our business will have no revenues unless and until we merge with or acquire an operating business.

We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

Our Memorandum authorizes the issuance of a maximum of 50,000,000 Voting Shares, 50,000,000 Non-Voting Shares and 1,000,000 shares of preferred shares, par value $.0001 per share (the “Preferred Shares” and together with the Voting Shares and Non-Voting Shares, the “Shares”). Any merger or acquisition effected by us may result in the issuance of additional securities without shareholder approval and may result in substantial dilution in the percentage of our shares held by our then existing shareholders. Moreover, the shares issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of Shares held by our then existing shareholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without shareholder approval. To the extent that additional shares are issued in connection with a business combination or otherwise, dilution to the interests of our shareholders will occur and the rights of the holders of our shares might be materially and adversely affected.

We cannot assure you that following a business combination with an operating business our Voting Shares will be listed on NASDAQ or any other U.S. or foreign securities exchange.

Following a business combination, we may seek the listing of our Voting Shares on the NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our Voting Shares on either of those or any other stock exchange. After completing a business combination, until our Voting Shares are listed on the NASDAQ or another stock exchange, we expect that our Voting Shares would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the Pink Sheets, where our shareholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our Voting Shares. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our Voting Shares, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

Authorization of Preferred Shares.

Our Memorandum authorizes the issuance of up to 1,000,000 Preferred Shares, where such Preferred Shares have ten votes per share and a liquidation preference equal to the subscription price paid per share. The Preferred Shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any of our Preferred Shares, there can be no assurance that we will not do so in the future.

This Annual Report contains forward-looking statements and information relating to us, our industry and to other businesses.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this Annual Report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

The Company was incorporated in the BVI on July 6, 2006 under the BVI Business Companies Act of 2004. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination and has made limited efforts to date to identify a possible business combination. The business purpose of the Company is to seek the acquisition of, or merger with, an existing operating company. On February 2, 2007 we filed a registration statement on Form 20-F with the SEC, and since its effectiveness, the Company has focused its efforts to identify a possible business combination. As of the date of this Annual Report, the Company has not entered into any definitive agreement regarding a business combination.

The registered office of the Company is at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The telephone number of the registered office is +1 (284) 494-2233.

(1) Form of Acquisition

The manner in which the Company participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Company and the promoters of the opportunity, and the relative negotiating strength of the Company and such promoters.

The present shareholders of the Company will likely not have control of a majority of the Voting Shares of the Company following a reorganization transaction. As part of such a transaction, all or a majority of the Company’s directors may resign and new directors may be appointed without any vote by shareholders.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by shareholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a shareholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such shareholder approval may result in delay and additional expense in the consummation of any proposed transaction and may also give rise to certain appraisal rights to dissenting shareholders. Most likely, management will seek to structure any such transaction so as not to require shareholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.

We presently have no employees. Our officers and directors are engaged in outside business activities, and they will devote very limited time to our business until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

(2) Reports to security holders

(a) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

(b) The Company has filed reports with the SEC. The Company is a reporting foreign private registrant and complies with the requirements of the Exchange Act.

(c) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Section at 100 F Street N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC, which can be found at http://www.sec.gov.

B. Business Overview.

The Company, based on its business activities, is a "blank check" company. The SEC defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3(a)(51) of the Exchange Act, and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Under SEC Rule 12b-2 under the Exchange Act, the Company also qualifies as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. The Company's principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The analysis of new business opportunities has and will be undertaken by or under the supervision of the officers and directors of the Company. The Company has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Company will consider the following kinds of factors:

(a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b)  Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c)  Strength and diversity of management, either in place or scheduled for recruitment;

(d) Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(e) The cost of participation by the Company as compared to the perceived tangible and intangible values and potentials;

(f) The extent to which the business opportunity can be advanced;

(g) The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

(h)  Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Company’s limited capital available for investigation, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

C. Organizational Structure.

Not applicable.

D. Property, Plants and Equipment.

The Company neither rents nor owns any properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury, and/or through borrowings or equity investments from our shareholders, management or other investors.

During the next 12 months we anticipate incurring costs related to:

(i)	filing Exchange Act reports and other regulatory costs; and

(ii)	identifying and consummating an acquisition.

We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our shareholders, management or other investors.

The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective shareholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business.

The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

B. Liquidity and Capital Resources.

The Company’s only internal and external sources of liquidity have been and are expected to be advances from our majority shareholder. The Company intends to obtain any additional working capital needed by requesting it from our majority shareholder. As of December 31, 2007, the Company had a working capital deficit of approximately $2,527. As additional expenses are incurred, the Company expects to obtain the necessary funds from its majority shareholder.

Operating expenses are estimated to be $20,000 or less per annum and are expected to be funded by advances from our majority shareholder in the form of additional paid-in-capital. Cash and equivalents will be held in a U.S. domiciled bank account in either an interest bearing money market account or a non-interest bearing checking account.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information.

Not applicable.

E. Off-balance Sheet Arrangements.

The Company presently has no off balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.

Payments due by Period

Contractual Obligations	Total	Less than 1 year		1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	None.
Capital (Finance) Lease Obligations	None.
Operating Lease Obligations	None.
Purchase Obligations	$15,525	$15,525	(1)
Other Long-Term Liabilities	None.
Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	None.
TOTAL	$15,525

(1) This represents $10,000 in accrued director fees, $5,500 in auditors’ fees and $25 in accrued bank fees.

G. Safe Harbor.

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

Our officers and directors are as follows:

Name	Age	Position(s)

Arnold P. Kling	50	President, Director
Kirk M. Warshaw	50	Chief Financial Officer, Secretary
Daniel Marty	42	Director
Dr. Stefan Saladin	39	Director

Arnold P. Kling, President and Director. Mr. Kling has served as President and a director of the Company since its inception. Mr. Kling is currently a managing director of GH Venture Partners, LLC, a private equity and merchant banking boutique for which he also served as a managing director and General Counsel from 1995 to 1999. From 1999 through August 2005, Mr. Kling was the President of Adelphia Holdings, LLC, a merchant-banking firm, as well as the managing member of several private investment funds. From 1993 to 1995 he was a senior executive and general counsel of a Nasdaq listed licensing and multimedia company. From 1990 through 1993, Mr. Kling was an associate and partner in the corporate and financial services department of Tannenbaum, Helpern, Syracuse & Hirschtritt LLP, a mid-size New York law firm. Mr. Kling received a Bachelor of Science degree from New York University in International Business in 1980 and a Juris Doctor degree from Benjamin Cardozo School of Law in 1983. Mr. Kling currently serves as President and a director of 24Holdings, Inc. (OTCBB:TWFH), Newtown Lane Marketing, Incorporated (OTCBB: NWLM) and Mattmar Minerals, Inc. (OTCBB: MTMM), and President and director of Twin Lakes Delaware, Inc., Rodman International Enterprise II Ltd., Rodman International Enterprise III, Ltd., R&R Acquisition III, Inc., R&R Acquisition V, Inc., R&R Acquisition VI, Inc., R&R Acquisition VII, Inc., R&R Acquisition VIII, Inc., R&R Acquisition IX, Inc., and R&R Acquisition X, Inc., all of which are publicly reporting, non-trading, blank check companies.

Kirk M. Warshaw, Chief Financial Officer and Secretary. Mr. Warshaw has served as the Chief Financial Officer and Secretary of the Company since its inception. Mr. Warshaw is a financial professional who, since 1990, has provided clients in a multitude of different industries with advice on accounting, corporate finance, and general business matters. Prior to starting his own consulting firm, from 1983 to 1990, he held the various titles of Controller, Chief Financial Officer, President, and Chief Executive Officer at three separate financial institutions in New Jersey. From 1980 through 1983, Mr. Warshaw was a Senior Accountant at the public accounting firm of Deloitte, Haskins & Sells. Mr. Warshaw is a 1980 graduate of Lehigh University and has been a CPA in New Jersey since 1982. Mr. Warshaw is currently the Chief Financial Officer and Director of 24Holdings, Inc. (OTCBB: TWFH), Newtown Lane Marketing, Incorporated (OTCBB: NWLM) and Mattmar Minerals, Inc. (OTCBB: MTMM), and Secretary and Chief Financial Officer of Twin Lakes Delaware, Inc., Rodman International Enterprise II, Ltd., Rodman International Enterprise III, Ltd., R&R Acquisition III, Inc., R&R Acquisition V, Inc., R&R Acquisition VI, Inc., R&R Acquisition VII, Inc., R&R Acquisition VIII, Inc., R&R Acquisition IX, Inc., and R&R Acquisition X, Inc., all of which are publicly reporting, non-trading, blank check companies, and a director of two privately owned entities.

Daniel Marty, Director. Daniel Marty is the Chairman of the Qino-Group with its investment companies Qino Flagship AG, Qino Capital Partners AG and Q Capital AG, all listed at the BX Berne eXchange in Switzerland. He is currently a director of Qino Trust AG, a trust-company located in Baar, Switzerland. Mr. Marty also serves as director of Rodman International Enterprise II, Ltd. and Rodman International Enterprise III, Ltd., both of which are publicly reporting, non-trading, blank check companies. He is the external auditor of Lekisport AG, a company of the LEKI Group, the leading manufacturer of ski, hiking and trekking poles. Mr. Marty has 20 years experience in accounting, controlling and auditing. Mr. Marty has also worked for various audit and consulting companies in Zug and Rotkreuz, Switzerland. He also holds the certificate “Swiss Certified Specialist for Finance and Accounting” since 1989 and passed the exam for Authorized Persons to Perform Controlled Functions (according to FSA) in 2002.

Dr. Stefan Saladin, Director. Dr. Stefan Saladin is currently a tax and corporate finance advisor working for Effgee GmbH a Swiss consulting firm located in Baar, Switzerland. He also serves as a manager of mergers and acquisition, turn around and transaction related projects. Dr. Saladin also serves as director of Rodman International Enterprise II, Ltd. and Rodman International Enterprise III, Ltd., both of which are publicly reporting, non-trading, blank check companies. Prior to his current employment he was as a financial analyst and tax consultant for the investment management division of Swiss Post, a logistics company located in Berne. Dr. Saladin is a specialist in international financial structuring. He has over 12 years experience in corporate development, consulting and fiduciary services. He holds a Ph.D. in Political Economy and a graduate degree in Business Administration and International Relations, both from the University of St. Gallen.

B. Compensation.

None of the Company's officers or directors has received any cash remuneration since inception. Non-management directors will be entitled to receive an annual fee of U.S. $5,000, payable on December 31 for each year that they serve as a director of the Company. As of the date of this Annual Report, no compensation has been paid.  Officers will not receive any remuneration upon completion of the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. None of the officers and directors devotes or intends to devote more than a minimum amount of time to our affairs.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

C. Board Practices.

The term of office of each director expires at a time fixed by the Company by means of a Resolution of Shareholders or Resolution of Directors, or until their successors are duly elected and qualified. If no term is fixed on the appointment of a director, the director serves indefinitely until the earlier of his death, resignation or removal. Non-management directors will be entitled to receive an annual fee of U.S. $5,000, payable on December 31 for each year that they serve as a director of the Company. No other directors shall receive compensation. Officers serve at the discretion of the Board of Directors.

D. Employees.

None.

E. Share Ownership.

Name	Number of Shares	Purchase Price	Voting Rights	Percent of Voting Shares Outstanding	Percent of Non- Voting Shares Outstanding
R&R Enterprise Investments I, LLC	2,000,000	$200	No	0%	80%
Arnold P. Kling	400,000	$40	No	0%	16%
Kirk M. Warshaw	100,000	$10	No	0%	4%
Daniel Marty	10,000	$1	Yes	100%	0%
Dr. Stefan Saladin	0	$0	No	0%	0%
Total	2,510,000	$251	—	100%	100%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Name and Address	Number of Voting Shares	Percent of Voting Shares
Daniel Marty Zugerstrasse 76 Baar 6340 Switzerland	10,000	100%

B. Related Party Transactions.

None.

C. Interests of Experts and Counsel.

None.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

The financial statements as required under Item 8 are attached hereto and found immediately following the text of this Annual Report. The audit report of Sherb & Co., LLP is included herein immediately preceding the financial statements and notes to the financial statements.

B. Significant Changes.

None.

ITEM 9. THE OFFER AND LISTING

None.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

The information in this item is covered elsewhere in this Annual Report.

B. Memorandum and Articles of Association

The Company was incorporated in the BVI under the BVI Business Companies Act of 2004 (the “BVI Act”) on July 6, 2006, as amended on August 22, 2006. Pursuant to the Memorandum, there are no restrictions on the business on which the Company may carry.

Directors

According to our Memorandum and Articles, there are no age limit requirements pertaining to the retirement or non-retirement of directors. Further, a director need not be a shareholder of the Company.

When a director of the Company is interested in a particular transaction of the Company, he shall disclose his interest to all other directors of the Company. The interested director may also (i) vote on a matter relating to the transaction, (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum, and (iii) sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction, and, subject to compliance with the BVI Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

There are no specific provisions in the Memorandum or the Articles regarding a director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body or regarding the borrowing powers exercisable by the directors and how such borrowing powers can be varied.

Shares

The Company is authorized to issue a maximum of 101,000,000 Shares, par value $.0001 per share, divided into three classes, Voting Shares, Non-Voting Shares and Preferred Shares. The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Voting Shares

The Company is authorized to issue 50,000,000 Voting Shares. Holders of Voting Shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of Voting Shares possess the right to an equal share in any dividend paid by the Company to the class of Voting Shares. Upon liquidation, each holder of Voting Shares is given the right to an equal share in the distribution of the surplus assets of the Company subject to the liquidation preference for Preferred Shares.

Non-Voting Shares

The Company is authorized to issue 50,000,000 convertible Non-Voting Shares. Holders of the Non-Voting Shares do not have a right under the Memorandum or the Articles to attend or to vote at shareholder meetings. Non-Voting shareholders are entitled to receive such dividends as paid by the Company to the class of Non-Voting Shares. All outstanding convertible Non-Voting Shares shall automatically convert into an equal number of Voting Shares sixty-one days following the consummation of any transaction by which the Company ceases to be a “shell company” as defined in Rule 12b-2 under the Exchange Act or when the Company or a subsidiary thereof completes a business combination, merger, share exchange or similar transaction with an operating business. A holder of the Non-Voting Shares may agree in advance to convert to a lesser number of Voting Shares. Upon liquidation, each holder of Non-Voting Shares is given the right to an equal share in the distribution of the surplus assets of the Company subject to the liquidation preference for Preferred Shares.

Preferred Shares

The Company is authorized to issue 1,000,000 Preferred Shares. Each holder of Preferred Shares is entitled to ten votes per Preferred Share held on any resolution of shareholders. Holders of Preferred Shares are entitled to an equal share in any dividend paid by the Company to the class of Preferred Shares. Upon liquidation of the Company, holders of Preferred Shares are entitled to receive a payment per share equal to the subscription price paid for the issue of that Preferred Share. Holders of Preferred Shares are given preferential treatment over holders of Voting Shares or Non-Voting Shares with regard to payments in the event of Company liquidation. In the event that the Company does not have sufficient funds to pay all holders of Preferred Shares, such available funds shall be distributed on a pro-rata basis. In the event of a surplus upon liquidation, each holder of Preferred Shares is given the right to an equal share in the distribution of the surplus assets of the Company.

The Company may by resolution redeem, purchase or otherwise acquire all or any of the Shares in the Company. However, pursuant to Article 3 of the Articles, the Company may not purchase, redeem or otherwise acquire the Shares without the consent of the shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless no such consent is required by the Memorandum, the Articles or other applicable law. To effect a purchase, redemption or other acquisition of Shares, a statement that the directors are satisfied on reasonable grounds that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due must appear in a resolution of directors. Shares purchased, acquired, or redeemed pursuant to the Articles may be cancelled or held as treasury shares except to the extent that such shares are in excess of 50% of the issued shares in which case they shall be cancelled but remain available for reuse. All rights and obligations attached to treasury shares are suspended and are not exercisable by the Company while it remains held as such. Treasury shares may be transferred by the Company by resolution.

Pursuant to the Memorandum, if at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50% of the issued Shares in that class. Additionally, the rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

The Memorandum and the Articles have no provisions for surrender or sinking funds and for discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of Shares.

Shareholder Meetings

Pursuant to Article 7 of the Articles, any director of the Company may convene shareholder meetings in such manner and places within or outside the BVI as the director considers necessary or desirable. The director convening a meeting shall not give less than two days notice of the meeting to those shareholders who are entitled to vote at the meeting and to the other directors. A shareholder entitled to exercise 51% or more of the voting rights in respect to the matter for which the meeting is requested may, upon written request, request that the directors convene a meeting of shareholders. Directors of the Company may attend any meeting of shareholders and any separate meeting of the holder of any class or series of the Company’s Shares.

Other Provisions

There are no limitations on the right to own securities imposed by the Memorandum or the Articles or other constituent document of the Company. The laws of the BVI may impose limitations on the right to own securities; for example, a minor cannot hold legal title to shares in a BVI company.

The Company’s Preferred Shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

There is no special ownership threshold above which a shareholder’s ownership position must be disclosed.

C. Material Contracts.

None.

D. Exchange Controls.

There are no laws, decrees, regulations or other legislation of the BVI which restrict the import or export of capital, including the availability of cash and cash equivalents for use by the Company's group, the remittance of dividends, interest or other payments to non-resident holders of the Company's securities.

E. Taxation.

There is currently no relevant capital gains tax, inheritance tax or gift tax in the BVI, and there is no taxation of income in the BVI.

There are no withholding provisions regarding taxes except in relation to the European Saving Directive (the “Directive”).  Withholding pursuant to the Directive, as implemented in the BVI pursuant to The Mutual Legal Assistance in Tax Matters, Amendment Act (the “Act”) would only arise in relation to payments made to an individual resident in the European Union and if such payments were deemed interest under the Act.

F. Dividends and Paying Agents.

Not applicable.

G. Statements by Experts.

The Company’s auditor for its financial statements at December 31, 2007 is Sherb & Co., LLP, located at 805 Third Avenue, New York, NY 10022. The audit report is included with the related financial statements in this Annual Report.

H. Documents on Display.

Please see the Company’s Memorandum of Association, Articles of Association, Amended and Restated Memorandum of Association and Articles of Association, attached hereto as Exhibits 1.1, 1.2, 1.3 and 1.4, respectively.

I. Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information about Market Risk.

Not applicable.

B. Qualitative Information about Market Risk.

Not applicable.

C. Interim Periods.

Not applicable.

D. Safe Harbor.

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

None.

B. Warrants and Rights.

None.

C. Other Securities.

None.

D. American Depository Shares.

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures.

The Company’s principal executive and principal financial officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report. Based on that evaluation, our principal executive and principal financial officer have concluded that our current disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company was made known to them by others, particularly during the period in which this Annual Report on Form 20-F was being prepared.

B. Management’s Report on Internal Control over Financial Reporting.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C. Changes in Internal Controls.

There were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors acts as the audit committee of the Company, and accordingly, all services are approved by the sole member of the Board of Directors.

ITEM 16B. CODE OF ETHICS

We have not adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions because we are a blank check, shell company with no operations whose management devotes only a limited amount of time to our business.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. Audit Fees.

The aggregate fees billed by Sherb & Co., LLP for professional services rendered for the audit of our annual financial statements and review of financial statements included in our annual reports on Form 20-F or services that are normally provided in connection with statutory and regulatory filings were $5,500 for the period from July 6, 2006 (Inception) to December 31, 2006 and $6,000 for the fiscal year ended December 31, 2007.

B. Audit-Related Fees.

There were no fees billed by Sherb & Co., LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements for the period from July 6, 2006 (Inception) to December 31, 2006 and for the fiscal year ended December 31, 2007.

C. Tax Fees.

There were no fees billed by Sherb & Co., LLP for professional services for tax compliance, tax advice, and tax planning for the period from July 6, 2006 (Inception) to December 31, 2006 and for the fiscal year ended December 31, 2007.

D. All Other Fees.

There were no fees billed by Sherb & Co., LLP for other products and services for the period from July 6, 2006 (Inception) to December 31, 2006 and for the fiscal year ended December 31, 2007.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company’s financial statements are stated in U.S. Dollars and are prepared in accordance with U.S. generally accepted accounting principles. The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Sherb & Co., LLP, is included herein immediately preceding the financial statements.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description of Exhibit

*1.1	Memorandum of Association incorporated by reference.

*1.2	Articles of Association.

*1.3	Amended and Restated Memorandum of Association.

*1.4	Amended and Restated Articles of Association.

12.1
Certification of the Company’s Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2007.

12.2
Certification of the Company’s Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2007.

13.1	Certification of the Company’s Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of the Company’s Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Filed as an exhibit to the Company’s Form 20-F, as filed with the SEC on February 2, 2007, and incorporated herein by this reference.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing a Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.

Date: June 6, 2008	By:	/s/ Arnold P. Kling
Arnold P. Kling
President and Director

Date: June 6, 2008	By:	/s/ Kirk M. Warshaw
Kirk M. Warshaw
Secretary and Chief Financial Officer

Rodman International Enterprise I, Ltd.
(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	30

FINANCIAL STATEMENTS

Balance Sheet as of December 31, 2007 and 2006	31

Statement of Operations for the period from July 6, 2006 (Date of Inception) to December 31, 2006, for the year ended December 31, 2007, and for the period July 6, 2006 (Date of Inception) to December 31, 2007	32

Statement of Changes in Stockholders’ Equity for the period from July 6, 2006 (Date of Inception) to December 31, 2006 and for the year ended December 31, 2007	33

Statement of Cash Flows for the year ended December 31, 2007, for the period from July 6, 2006 (Date of Inception) to December 31, 2006, and for the period from July 6, 2006 (Date of Inception) to December 31, 2007	34

NOTES TO FINANCIAL STATEMENTS	35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders’ and Directors
Rodman International Enterprise I, Ltd.
(A Development Stage Company)
Chatham, New Jersey

We have audited the accompanying balance sheet of Rodman International Enterprise I, Ltd. (A Development Stage Company) as of December 31, 2007 and 2006, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the period July 6, 2006 (Inception) to December 31, 2006, for the year ended December 31, 2007, and for the period July 6, 2006 (Inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodman International Enterprise I, Ltd. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the period July 6, 2006 (Inception) to December 31, 2006, for the year ended December 31, 2007 and for the period July 6, 2006 (Inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States.

/s/ Sherb & Co., LLP
Certified Public Accountants
New York, New York
June 3, 2008

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
BALANCE SHEETS

	December 31,
	2007	2006
ASSETS

Current Assets
Cash and cash equivalents	$12,998	$1,518
Total Assets	$12,998	$1,518

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accrued expenses	$15,525	$-
TOTAL CURRENT LIABILITIES	15,525	-

Commitments and Contingencies	-	-

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, $.0001 par value; 1,000,000 shares authorized, none issued and outstanding	-
Common stock, $.0001 par value; convertible non-voting 50,000,000 shares authorized, 10,000 issued and outstanding	1	1
Common stock, $.0001 par value; 50,000,000 shares authorized, 2,500,000 issued and outstanding	250	250
Additional paid-in capital	50,800	37,800
Deficit accumulated during the development period	(53,578)	(36,533)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(2,527)	1,518

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$12,998	$1,518

The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

			Cumulative During
	For the		the Development
	Period from		Stage
	July 6, 2006	Year Ended	July 6, 2006 (Date
	(Date of Inception)	December 31,	of Inception) to
	to December 31, 2006	2007	December 31, 2007

Operating Expenses
Professional fees	$34,433	$15,500	$49,933
Other administration costs	2,100	1,545	3,645
Net Loss	$(36,533)	$(17,045)	$(53,578)

Weighted average number of common shares	2,510,000	2,510,000
Net loss per share:
basic and diluted common share	$(0.01)	$(0.01)

The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the period from July 6, 2006 (Date of Inception) to December 31, 2006 and the year ended December 31,2007

						Deficit
						Accumulated
					Additional	During the	Total
	Common stock - voting		Common stock - non-voting		Paid-in	Development	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Stage	Equity (Deficit)

Balance at July 6, 2006 (inception)	-	$-	-	$-	$-	$-	$-
Common shares issued	10,000	1	2,500,000	250	-	-	251
Contributed Capital	-	-	-	-	37,800	-	37,800
Net loss	-	-	-	-	-	(36,533)	(36,533)

Balance at December 31, 2006	10,000	1	2,500,000	250	37,800	(36,533)	1,518

Contributed Capital	-	-	-	-	13,000	-	13,000
Net loss	-	-	-	-	-	(17,045)	(17,045)

Balance at December 31, 2007	10,000	$1	2,500,000	$250	$50,800	$(53,578)	$(2,527)

The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
STATEMENT OF CASH FLOWS

		For the	Cumulative During
		Period from	the Development Stage
		July 6, 2006	July 6, 2006
	Year Ended	(Date of Inception)	(Date of Inception) to
	December 31, 2007	to December 31, 2006	December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(17,045)	$(36,533)	$(53,578)
Changes in operating assets and liabilities
(Decrease) increase in accrued expenses	15,525	-	15,525
NET CASH USED IN OPERATING ACTIVITIES	(1,520)	(36,533)	(38,053)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of common stock subscription	-	251	251
Contributed capital	13,000	37,800	50,800
NET CASH PROVIDED BY FINANCING ACTIVITIES	13,000	38,051	51,051

NET INCREASE IN CASH AND CASH EQUIVALENTS	11,480	1,518	12,998

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,518	-	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$12,998	$1,518	$12,998

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid	$-	$-
Income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Organization, Business and Operations

Rodman International Enterprise I, Ltd. (the "Company") was incorporated in the British Virgin Islands on July 6, 2006 with the objective to acquire, or merge with, an operating business. On July 6, 2006, the Company sold 2,510,000 shares of common stock for $251. As of December 31, 2007, the Company had not yet commenced any operations.

The Company, based on proposed business activities, is a "blank check" company. The Securities and Exchange Commission defines such a Company as “a development stage company” that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and is issued ‘penny stock,’ as defined in Rule 3a 51-1 under the Securities Exchange Act of 1934. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in its securities, either debt or equity, until the Company concludes a business combination.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation and, to a lesser extent, that desires to employ the Company’s funds in its business. The Company’s principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business. The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents and accrued expenses approximate their fair value due to the short-term maturity of these instruments.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS - Continued

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such assets. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some or the entire deferred tax asset will not be realized.

At December 31, 2007, the Company has U.S. net operating loss carry forwards of approximately $53,578, which expire between 2026 and 2027. Based on the fact that the Company has not generated revenues since inception, the deferred tax asset of approximately $13,000 has been offset by a full valuation allowance. The organization costs attributed to the British Virgin Islands has been noted a permanent difference in the amount of $4,000, since the British Virgin Islands does not have an income tax.

	Year Ended December 31, 2007	Period Ended July6, 2006 (inception) to December 31, 2006
Statutory federal tax rate	34%	34%
Tax benefit computed at statutory rate	$(2,500)	(12,400)
State income tax benefit, net of federal effect	(300)	(1,800)
Change in valuation allowance	2,800	8,200
Permanent differences	-	6,000
Total	$-	-

Earnings Per Share

Basic and diluted net earnings per share are computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period.

NOTE 3 - Common Stock

The Company is authorized to issue 50,000,000 shares of voting common stock, par value $.0001, and 50,000,000 shares of convertible non-voting common stock, par value $.0001, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. All outstanding convertible non-voting shares are automatically convertible into an equal number of voting common shares sixty-one days following the consummation of any transaction by which the Company ceases to be a “shell company” via a business combination, merger or share exchange with an operating business. During July 2006, the Company sold 2,500,000 shares of its non-voting common stock to three accredited related party investors and/or founding shareholders at par value for a total of $250. Separately, there were 10,000 shares of voting common stock issued for par value or $1.00 to another founding shareholder. During the year ended December 31, 2007, a stockholder also contributed an additional $13,000 to the Company.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS - Continued

NOTE 4 - Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0001, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

NOTE 5 - New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

NOTE 6 - Commitments and Contingencies

Office Space
The Company utilizes the office space and equipment of Kirk Warshaw, its Chief Financial Officer at no cost on a month to month basis.