Form 20-F
period 2009-12-31
RODMAN INTERNATIONAL ENTERPRISE I LTD
filed 2010-06-24
CIK 1374782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009 OR
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

Kirk M. Warshaw
133 Summit Avenue Suite 22
Summit, NJ 07901
+1 (973) 635-4047
kirk@warshaw.com

 (Name, Telephone, E-mail and/or Facsimile number and
Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:	None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Ordinary Voting Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None.

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of close of the period covered by the annual report (December 31, 2009):	2,510,000 Ordinary shares

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

Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

INDEX

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

ITEM 3.  KEY INFORMATION

The financial statements of the Company are attached hereto and found immediately following the text of this Annual Report.  The audit report of Sherb & Co., LLP is included herein immediately preceding the financial statements and schedules.  Listed below is a summary of the Company’s selected financial data as required by Item 3.

A. Selected Financial Data.

The selected financial data of the Company for the fiscal years ended December 31, 2009, 2008 and 2007 was derived from the financial statements of the Company that have been audited by Sherb & Co., LLP.  The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

	For the Fiscal Year Ended
Selected Financial Data:	December 31, 2009	December 31, 2008	December 31, 2007
Net sales/operating revenues	$0	$0	$0
Loss from operations	(16,360)	(900)	(17,045)
Net loss/Loss from continuing operations	(16,360)	(900)	(17,045)
Net loss from continuing operations per share	$(0.01)	$(0.00)	$(0.01)
Loss from continuing operations per share	$(0.01)	$(0.00)	$(0.01)
Total assets	$12,363	$6,973	$12,998
Net assets	$713	$(3,427)	$(2,527)

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

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our shareholders. Further, our management's own pecuniary interest may at some point compromise its fiduciary duty to our shareholders. In addition, Arnold P. Kling, Kirk M. Warshaw, Daniel Marty and Dr. Stefan Saladin, our officers and directors, are currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which they and affiliates of our majority shareholders are, and may in the future be, affiliated with may arise. If we and the other blank check companies that our officers and directors are affiliated with desire to take advantage of the same opportunity, then those officers and directors that are affiliated with both companies would abstain from voting upon the opportunity. Further, Rodman & Renshaw, LLC (“Rodman & Renshaw”), a U.S. registered broker-dealer and affiliate of the principal holder of our Non-Voting Shares, may act as investment banker, placement agent or financial consultant to the Company or an acquisition candidate in connection with a potential business combination transaction and may receive a fee and/or securities for providing such services. We cannot assure you that conflicts of interest among us, Rodman & Renshaw, our management and our shareholders will not develop.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

The Company was incorporated in the BVI on July 6, 2006 under the BVI Business Companies Act of 2004. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination and has made limited efforts to date to identify a possible business combination. The business purpose of the Company is to seek the acquisition of, or merger with, an existing operating company.  On February 2, 2007 the Company filed a registration statement on Form 20-F with the SEC, and since its effectiveness, the Company has focused its efforts to identify a possible business combination.  As of the date of this Annual Report, the Company has not entered into any letter of intent or definitive agreement regarding a business combination.

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

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective shareholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

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

Results of Operations

Continuing Operating Expenses for the Fiscal Year Ended December 31, 2009 Compared to the Fiscal Year Ended December 31, 2008

We are a development stage corporation with limited operations and did not have any revenues during the fiscal years ended December 31, 2009 and 2008, respectively.

Total expenses from Continuing Operations for the fiscal years ended December 31, 2009 and 2008 were $16,360 and $900, respectively.  These expenses primarily constituted general and administrative expenses related to professional fees.  The increase in expenses in 2009 is due to an increase in professional and administrative fees.

B.  Liquidity and Capital Resources.

The Company’s only internal and external sources of liquidity have been and are expected to be advances from our majority shareholder.  The Company intends to obtain any additional working capital needed by requesting it from our majority shareholder.  As of December 31, 2009, the Company had working capital of approximately $713.  As additional expenses are incurred, the Company expects to obtain the necessary funds from its majority shareholder.

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

C.  Research and Development, Patents and Licenses, etc.

Not applicable.

D.  Trend Information.

Not applicable.

E.  Off-balance Sheet Arrangements.

The Company presently has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.

Payments due by Period

Contractual Obligations	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase Obligations	$11,650		$11,650	—	—	—

TOTAL	$11,650	(1)	$11,650	—	—	—

(1) Of this total $6,000 represents auditors’ fees.

G.  Safe Harbor.

Not applicable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management.

Our officers and directors are as follows:

Name	Age	Position(s)

Arnold P. Kling	52	President and Director
Kirk M. Warshaw	52	Chief Financial Officer and Secretary
Daniel Marty	45	Director
Dr. Stefan Saladin	42	Director

Arnold P. Kling.  Mr. Kling has served as our President and one of our directors since inception.  Mr. Kling is currently a Managing Director of GH Venture Partners, LLC, a private equity and merchant banking boutique for which he also served as a Managing Director and General Counsel from 1995 to 1999. From 1999 through August 2005, Mr. Kling was the President of Adelphia Holdings, LLC, a merchant-banking firm, as well as the managing member of several private investment funds. From 1993 to 1995 he was a senior executive and general counsel of a Nasdaq listed licensing and multimedia company. From 1990 through 1993, Mr. Kling was an associate and partner in the corporate and financial services department of Tannenbaum, Helpern, Syracuse & Hirschtritt LLP, a mid-size New York law firm. Mr. Kling received a Bachelor of Science degree from New York University in International Business in 1980 and a Juris Doctor degree from Benjamin Cardozo School of Law in 1983. During the past five years, Mr. Kling was a Director of Enthrust Financial Services, Inc., n/k/a Rodman & Renshaw Capital Group, Inc. (NASDAQ: RODM). Mr. Kling currently also serves as a Director and President of R&R Acquisition, VI, Inc., R&R Acquisition, VII, Inc., R&R Acquisition, VIII, Inc., R&R Acquisition IX, Inc., R&R Acquisition X, Inc., Rodman International Enterprise II, Ltd., and Rodman International Enterprise III, Ltd. (each a publicly reporting, non-trading company), Mattmar Minerals, Inc. (OTCBB: MTMS), 24Holdings, Inc. (OTCBB:TWFH) and Protalex, Inc. (OTCBB: PRTX). Mr. Kling’s professional experience and background with other companies and with us, as our president and director since inception, have given him the expertise needed to serve as our director.

Kirk M. Warshaw. Mr. Warshaw has served as our Chief Financial Officer and Secretary since inception.  Mr. Warshaw is a financial professional who, since 1990, has provided clients in a multitude of different industries with advice on accounting, corporate finance, and general business matters. Prior to starting his own consulting firm, from 1983 to 1990, he held the various titles of Controller, Chief Financial Officer, President, and Chief Executive Officer at three separate financial institutions in New Jersey. From 1980 through 1983, Mr. Warshaw was a Senior Accountant at the public accounting firm of Deloitte, Haskins & Sells. Mr. Warshaw is a 1980 graduate of Lehigh University and has been a CPA in New Jersey since 1982. During the past five years, Mr. Warshaw was a Director of Empire Financial Holding Company, n/k/a Jesup & Lamont, Inc. (NYSE AMEX: JLI). Mr. Warshaw is currently also the Chief Financial Officer of R&R Acquisition, VI, Inc., R&R Acquisition, VII, Inc., R&R Acquisition, VIII, Inc., R&R Acquisition IX, Inc., R&R Acquisition X, Inc., Rodman International Enterprise II, Ltd., and Rodman International Enterprise III, Ltd. (each a publicly reporting, non-trading company), Mattmar Minerals, Inc. (OTCBB: MTMS) and Protalex, Inc. (OTCBB: PRTX), and a Director and the Chief Financial Officer of 24Holdings Inc. (OTCBB: TWFH).

Daniel Marty.  Daniel Marty has been a director since July 2006.  Mr. Marty is the Chairman of the Qino-Group with its investment companies Qino Flagship AG, Qino Capital Partners AG and Q Capital AG, all listed at the BX Berne eXchange in Switzerland.  He is currently the CEO of Qino Trust AG, an asset management and trust company located in Baar, Switzerland.  In 2006 Mr. Marty also became a director of Rodman International Enterprise III, Ltd. and Rodman International Enterprise II, Ltd.  Prior to his employment at Qino Trust AG, Mr. Marty worked for over a decade for HRH Trust Ltd., as a chartered accountant and trustee.  He is the external auditor of Lekisport AG, a company of the LEKI Group, the leading manufacturer of ski, hiking and trekking poles and has served in such position since 2002.  Mr. Marty has more than 20 years experience in accounting, controlling and auditing.  He also has held a “Swiss Certified Specialist for Finance and Accounting” certificate since 1989 and passed the exam for Authorized Persons to Perform Controlled Functions (according to FSA) in 2002.  Mr. Marty’s professional experience and background with other companies and with us, as our director since July 2006, have given him the expertise needed to serve as our director.

Dr. Stefan Saladin.  Dr. Stefan Saladin has been a director since July 2006.  Dr. Saladin is currently a tax and corporate finance advisor working for Effgee LLC, a Swiss consulting firm located in Baar, Switzerland.  He also serves as a manager of mergers and acquisition, turn around and transaction related projects.  In 2006 Mr. Saladin also became a director of Rodman International Enterprise III, Ltd. and Rodman International Enterprise II, Ltd. Prior to his current employment he was working for over five years as a financial analyst and tax consultant for HRH Consulting AG, a Swiss M&A boutique, and later for the investment management division of Swiss Post, a logistics company from Berne, Switzerland.  Dr. Saladin is a specialist in international financial structuring.  He has over 12 years experience in corporate development, consulting and fiduciary services.  He holds a Ph.D. in Political Economy and a graduate degree in Business Administration and International Relations, both from the University of St. Gallen.  Mr. Saladin’s professional experience and background with other companies and with us, as our director since July 2006, have given him the expertise needed to serve as our director.

No familial relationship exists among any of the officers and directors.

B.  Compensation.

None of the Company's officers or directors has received any cash remuneration since inception. Non-management directors will be entitled to receive an annual fee of U.S. $5,000, payable on December 31 for each year that they serve as a director of the Company.  As of the date of this Annual Report, no compensation has been paid and all the non-management directors have waived their rights to all accrued compensation through December 31, 2010.  Officers will not receive any remuneration upon completion of the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity.  None of the officers and directors devotes or intends to devote more than a minimum amount of time to our affairs.

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

C. Board Practices.

The term of office of each director expires at a time fixed by the Company by means of a Resolution of Shareholders or Resolution of Directors, or until their successors are duly elected and qualified.  If no term is fixed on the appointment of a director, the director serves indefinitely until the earlier of his death, resignation or removal.   Non-management directors will be entitled to receive an annual fee of U.S. $5,000, payable on December 31 for each year that they serve as a director of the Company.  As of the date of this Annual Report, no compensation has been paid and all the non-management directors have waived their rights to all accrued compensation through December 31, 2010.  No other directors shall receive compensation.  Officers serve at the discretion of the Board of Directors.

D.  Employees.

None.

E.  Share Ownership.

The following table sets forth the beneficial ownership of our Voting and Non-Voting Shares by the individuals named in Item 6.A., as of June 1, 2010.

Name	Number of Shares	Percent of Voting Shares Outstanding (1)	Percent of Non-Voting Shares Outstanding (2)
R&R Enterprise Investments I, LLC	2,000,000	0%	80%
Arnold P. Kling	400,000	0%	16%
Kirk M. Warshaw	100,000	0%	4%
Daniel Marty	10,000	100%	0%
Dr. Stefan Saladin	0	0%	0%
Total	2,510,000	100%	100%

(1)	The beneficial ownership percentages are calculated based on 10,000 Voting Shares issued and outstanding as of June 1, 2010.
(2)	The beneficial ownership percentages are calculated based on 2,500,000 Non-Voting Shares issued and outstanding as of June 1, 2010.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders.

The following table sets forth information, as of June 1, 2010 with respect to the beneficial ownership of our voting shares by each shareholder known by us to beneficially own more than 5% of our voting shares.

Name and Address	Number of Voting Shares	Percent of Voting Shares

Daniel Marty Rothusstrasse 21 Hunenberg 6331 Switzerland	10,000	100%

(1)	The beneficial ownership percentages are calculated based on 10,000 voting shares issued and outstanding as of June 1, 2010.

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required because this Form 20-F is filed as an Annual Report except for Items 12.D.3 and 4, which are not applicable to the Company.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T.  CONTROLS AND PROCEDURES

(a)   Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our president and chief financial officer, carried out an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15-d-15(e)) as of the end of the period covered by this report, December 31, 2009 (the “Evaluation Date”).  Based upon that evaluation, the president and chief financial officer, concluded that as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (ii) is accumulated and communicated to our management, including our president and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).  Our management assessed the effectiveness of our internal control over financial reporting as of the Evaluation Date.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.  Our management has concluded that, as of the Evaluation Date, our internal control over financial reporting is effective based on these criteria.  This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this Annual Report.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.  Audit Fees.

The aggregate fees billed by Sherb & Co., LLP for professional services rendered for the audit of our annual financial statements and review of financial statements included in our annual reports on Form 20-F or services that are normally provided in connection with statutory and regulatory filings were $6,000 for the fiscal year ended December 31, 2008 and $6,000 for the fiscal year ended December 31, 2009.

B.  Audit-Related Fees.

There were no fees billed by Sherb & Co., LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements for the fiscal years ended December 31, 2009 and 2008.

C.  Tax Fees.

There were no fees billed by Sherb & Co., LLP for professional services for tax compliance, tax advice, and tax planning for the fiscal years ended December 31, 2009 and 2008.

D.  All Other Fees.

There were no fees billed by Sherb & Co., LLP for other products and services for the fiscal years ended December 31, 2009 and 2008.

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

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description of Exhibit
*1.1	Memorandum of Association.

*1.2	Articles of Association.

*1.3	Amended and Restated Memorandum of Association.

*1.4	Amended and Restated Articles of Association.

** 4.1	Final form of Waiver of Director’s Fees – provided in June 2009 by the non-management directors.

12.1
Certification of the Company’s Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009.

12.2
Certification of the Company’s Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2009.

13.1	Certification of the Company’s Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of the Company’s Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Filed as an exhibit to the Company’s Form 20-F, as filed with the SEC on February 2, 2007, and incorporated herein by this reference.
*	Filed as an exhibit to the Company’s Form 20-F, as filed with the SEC on June 26, 2009, and incorporated herein by this reference.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing a Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.

Date: June 23, 2010	By:	/s/ Arnold P. Kling
Arnold P. Kling
President
(Principal Executive Officer)

Date: June 23, 2010	By:	/s/ Kirk M. Warshaw
Kirk M. Warshaw
Chief Financial Officer
(Principal Financial Officer)

Rodman International Enterprise I, Ltd.
(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	28

FINANCIAL STATEMENTS

Balance Sheets as of December 31, 2009 and 2008	29

Statements of Operations for the years ended December 31, 2009 and 2008 and for the cumulative period from July 6, 2006 (Date of Inception) to December 31, 2009	30

Statements of Changes in Stockholders’ Equity (Deficit) for the period from July 6, 2006 (Date of Inception) to December 31, 2009	31

Statements of Cash Flows for the years ended December 31, 2009 and 2008, and for the cumulative period from July 6, 2006 (Date of Inception) to December 31, 2009	32

NOTES TO FINANCIAL STATEMENTS	33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders’ and Directors
Rodman International Enterprise I, Ltd.
(A Development Stage Company)
Chatham, New Jersey

We have audited the accompanying balance sheet of Rodman International Enterprise I, Ltd. (A Development Stage Company) as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the period July 6, 2006 (Inception) to December 31, 2009, for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodman International Enterprise I, Ltd. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the period July 6, 2006 (Inception) to December 31, 2009, for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States.

/s/ Sherb & Co., LLP
Certified Public Accountants
New York, New York
June 21, 2010

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
BALANCE SHEETS

	December 31
	2009	2008
ASSETS

Cash	$12,363	$6,973

TOTAL ASSETS	$12,363	$6,973

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Accounts payable and accrued expenses	$11,650	$10,400

TOTAL CURRENT LIABILITIES	11,650	10,400

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY (DEFICIT):
Preferred stock, $.0001 par value; 1,000,000 shares authorized in 2009 and 2008 respectively, none issued	-	-

Common stock, $.0001 par value; 50,000,000 Convertible non-voting shares authorized, 10,000 shares issued and outstanding for 2009 and 2008, respectively	1	1

Common stock, $.0001 par value; 50,000,000 shares authorized, 2,500,000 issued and outstanding for 2009 and 2008, respectively	250	250

Additional paid-in capital	71,300	50,800
Deficit accumulated during the development stage	(70,838)	(54,478)
Total stockholders' equity (deficit)	713	(3,427)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$12,363	$6,973

The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

			Cumulative During
			the Development
	Year Ended		Stage
	December 31,		July 6, 2006 (inception) to
	2009	2008	December 31, 2009
Revenues	$-	$-	$-

Expenses
Professional fees	13,000	(1,500)	61,433
Other costs	3,360	2,400	9,405
Total expenses	(16,360)	900	(70,838)
Net loss	$(16,360)	$(900)	$(70,838)

Basic and diluted loss per share	$(0.01)	$(0.00)

Weighted average number of common shares – basic and diluted	2,510,000	2,510,000

The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Period from July 6, 2006 (Inception) to December 31, 2009

						Deficit
						Accumulated	Total
					Additional	During the	Stockholders'
	Common Stock – voting		Common Stock – non-voting		Paid-in	Development	Equity
	Shares	Amount	Shares	Amount	Capital	Stage	(Deficit)

Balance at July 6, 2006 (inception)	-	$-	-	$-	$-	$-	$-
Common shares issued at par value	10,000	1	2,500,000	250	-	-	251
Contributed Capital	-	-	-	-	37,800	-	37,800
Net loss	-	-	-	-	-	(36,533)	(36,533)
Balances at December 31, 2006	10,000	1	2,500,000	250	37,800	(36,533)	1,518

Contributed Capital	-	-	-	-	13,000	-	13,000
Net loss	-	-	-	-	-	(17,045)	(17,045)
Balances at December 31, 2007	10,000	1	2,500,000	250	50,800	(53,578)	(2,527)

Net loss	-	-	-	-	-	(900)	(900)
Balances at December 31, 2008	10,000	1	2,500,000	250	50,800	(54,478)	(3,427)

Contributed Capital	-	-	-	-	20,500	-	20,500
Net loss	-	-	-	-	-	(16,360)	(16,360)
Balances at December 31, 2009	10,000	$1	2,500,000	$250	$71,300	$(70,838)	$713

The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

			Cumulative During
	Year Ended December 31,		the Development Stage
			July 6, 2006 (inception)
	2009	2008	to December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(16,360)	$(900)	$(70,838)
Changes in operating assets and liabilities:
Increase (decrease) in accrued expenses	1,250	(5,125)	11,650
NET CASH USED IN OPERATING ACTIVITIES	(15,110)	(6,025)	(59,188)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	-	-	251
Contributed capital	20,500	-	71,300
NET CASH PROVIDED BY FINANCING ACTIVITIES	20,500	-	71,551

NET CHANGE IN CASH AND CASH EQUIVALENTS	5,390	(6,025)	12,363

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,973	12,998	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$12,636	$6,973	$12,363

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid	$-	$-	$-
Income taxes	-	-	-

The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Organization, Business and Operations

Rodman International Enterprise I, Ltd. (the "Company") was incorporated in the British Virgin Islands on July 6, 2006 with the objective to acquire, or merge with, an operating business.  On July 6, 2006, the Company sold 2,510,000 shares of common stock for $251.  As of December 31, 2009, the Company had not yet commenced any operations.

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

Income Taxes

Income taxes are accounted for in accordance with the accounting guidance on accounting for income taxes.  The accounting guidance requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company's financial statements or tax returns.  Measurement of the deferred items is based on enacted tax laws.  In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets and liabilities result in a deferred tax asset, the accounting guidance requires an evaluation of the probability of being able to realize the future benefits indicated by such assets.  A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some or the entire deferred tax asset will not be realized.

At December 31, 2009, the Company has U.S. net operating loss carry forwards of approximately $71,000, which expire in 2029. Based on the fact that the Company has not generated revenues since inception, the deferred tax asset of approximately $20,000 has been offset by a full valuation allowance. The organization costs attributed to the British Virgin Islands has been noted a permanent difference in the amount of $4,000, since the British Virgin Islands does not have an income tax.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

	Year Ended December 31,
	2009	2008
Statutory federal tax rate	34%	34%
Tax benefit computed at statutory rate	$(5,000)	(300)
State income tax benefit, net of federal effect	(1,000)	(50)
Change in valuation allowance	6,000	350
Total	$-	$-

Earnings Per Share

Basic and diluted net earnings per share are computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period.

NOTE 3 - Common Stock

The Company is authorized to issue 50,000,000 shares of voting common stock, par value $.0001 per share, and 50,000,000 shares of convertible non-voting common stock, par value $.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.  All outstanding convertible non-voting shares are automatically convertible into an equal number of voting common shares sixty-one days following the consummation of any transaction by which the Company ceases to be a “shell company” via a business combination, merger or share exchange with an operating business.  During July 2006, the Company sold 2,500,000 shares of its non-voting common stock to three accredited related party investors and/or founding shareholders at par value for a total of $250. Separately, there were 10,000 shares of voting common stock issued for par value or $1.00 to another founding shareholder.  During the year ended December 31, 2009, a stockholder also contributed an additional $20,500 to the Company.

NOTE 4 - Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock, par value $.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.  As of December 31, 2009, no shares of preferred stock, were issued and outstanding.

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

NOTE 7 – Subsequent Event

We have evaluated subsequent events for disclosure purposes through June 21, 2010.  Subsequent to the year ended December 31, 2009, a stockholder contributed an additional $13,000 to the Company.