Form 20-F
period 2010-12-31
RODMAN INTERNATIONAL ENTERPRISE I LTD
filed 2011-06-16
CIK 1374782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report____________________
For the transition period from_________ to___________

Commission file number:  001-33010

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(Exact name of Registrant as specified in its charter)

N/A	BRITISH VIRGIN ISLANDS
(Translation of Registrant's	(Jurisdiction of incorporation
name into English)	or organization)

Craigmuir Chambers
Road Town
Tortola, British Virgin Islands
+1 (284) 494-2233

(Address of principal executive offices)

Kirk M. Warshaw
133 Summit Avenue Suite 22
Summit, NJ 07901
+1 (973) 635-4047
kirk@warshaw.com

(Name, Telephone, E-mail and/or Facsimile number and
Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:	None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Ordinary Voting Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None.

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of close of the period covered by the annual report (December 31, 2010):	2,510,000 Ordinary shares

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

Yes ☐   No ☐

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

A. Selected Financial Data.

The selected financial data of the Company for the fiscal years ended December 31, 2010, 2009 and 2008 was derived from the financial statements of the Company that have been audited by Sherb & Co., LLP.  The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

	For the Fiscal Year Ended
Selected Financial Data:	December 31, 2010	December 31, 2009	December 31, 2008
Net sales/operating revenues	$0	$0	$0
Loss from operations	(14,144)	(16,360)	(900)
Net loss/Loss from continuing operations	(14,144)	(16,360)	(900)
Net loss from continuing operations per share	$(0.01)	$(0.01)	$(0.00)
Loss from continuing operations per share	$(0.01)	$(0.01)	$(0.00)
Total assets	$9,569	$12,363	$6,973
Net assets	$(431)	$713	$(3,427)

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

Results of Operations

Continuing Operating Expenses for the Fiscal Year Ended December 31, 2010 Compared to the Fiscal Year Ended December 31, 2009

We are a development stage corporation with limited operations and did not have any revenues during the fiscal years ended December 31, 2010 and 2009, respectively.

Total expenses from Continuing Operations for the fiscal years ended December 31, 2010 and 2009 were $14,144 and $16,360, respectively.  These expenses primarily constituted general and administrative expenses related to professional fees.  The decrease in expenses in 2010 is due to a decrease in professional fees.

B.  Liquidity and Capital Resources.

The Company’s only internal and external sources of liquidity have been and are expected to be advances from our majority shareholder.  The Company intends to obtain any additional working capital needed by requesting it from our majority shareholder.  As of December 31, 2010, the Company had negative working capital of approximately $431.  As additional expenses are incurred, the Company expects to obtain the necessary funds from its majority shareholder.

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

C.  Research and Development, Patents and Licenses, etc.

Not applicable.

D.  Trend Information.

Not applicable.

E.  Off-balance Sheet Arrangements.

The Company presently has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.

	Payments due by Period

Contractual Obligations	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase Obligations	$10,000		$10,000	—	—	—
TOTAL	$10,000	(1)	$10,000	—	—	—

(1) Of this total $6,000 represents auditors’ fees.

G.  Safe Harbor.

Not applicable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management.

Our officers and directors are as follows:

Name	Age	Position(s)

Arnold P. Kling	53	President and Director
Kirk M. Warshaw	53	Chief Financial Officer and Secretary
Daniel Marty	46	Director
Dr. Stefan Saladin	43	Director

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

B.  Compensation.

None of the Company's officers or directors has received any cash remuneration since inception. Non-management directors will be entitled to receive an annual fee of U.S. $5,000, payable on December 31 for each year that they serve as a director of the Company.  As of the date of this Annual Report, no compensation has been paid and all the non-management directors have waived their rights to all accrued compensation through December 31, 2011.  Officers will not receive any remuneration upon completion of the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity.  None of the officers and directors devotes or intends to devote more than a minimum amount of time to our affairs.

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

C. Board Practices.

The term of office of each director expires at a time fixed by the Company by means of a Resolution of Shareholders or Resolution of Directors, or until their successors are duly elected and qualified.  If no term is fixed on the appointment of a director, the director serves indefinitely until the earlier of his death, resignation or removal.   Non-management directors will be entitled to receive an annual fee of U.S. $5,000, payable on December 31 for each year that they serve as a director of the Company.  As of the date of this Annual Report, no compensation has been paid and all the non-management directors have waived their rights to all accrued compensation through December 31, 2011.  No other directors shall receive compensation.  Officers serve at the discretion of the Board of Directors.

D.  Employees.

None.

E.  Share Ownership.

The following table sets forth the beneficial ownership of our Voting and Non-Voting Shares by the individuals named in Item 6.A., as of June 1, 2011.
Name	Number of Shares	Percent of Voting Shares Outstanding (1)	Percent of Non-Voting Shares Outstanding (2)
R&R Enterprise Investments I, LLC	2,000,000	0%	80%
Arnold P. Kling	400,000	0%	16%
Kirk M. Warshaw	100,000	0%	4%
Daniel Marty	10,000	100%	0%
Dr. Stefan Saladin	0	0%	0%
Total	2,510,000	100%	100%

(1)	The beneficial ownership percentages are calculated based on 10,000 Voting Shares issued and outstanding as of June 1, 2011.
(2)	The beneficial ownership percentages are calculated based on 2,500,000 Non-Voting Shares issued and outstanding as of June 1, 2011.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders.

The following table sets forth information, as of June 1, 2011 with respect to the beneficial ownership of our voting shares by each shareholder known by us to beneficially own more than 5% of our voting shares.

Name and Address	Number of Voting Shares	Percent of Voting Shares

Daniel Marty	10,000	100%
Rothusstrasse 21
Hunenberg 6331
Switzerland

(1)	The beneficial ownership percentages are calculated based on 10,000 voting shares issued and outstanding as of June 1, 2011.

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

ITEM 15.  CONTROLS AND PROCEDURES

(a)   Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our president and chief financial officer, carried out an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15-d-15(e)) as of the end of the period covered by this report, December 31, 2010 (the “Evaluation Date”).  Based upon that evaluation, the president and chief financial officer, concluded that as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (ii) is accumulated and communicated to our management, including our president and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.  Audit Fees.

The aggregate fees billed by Sherb & Co., LLP for professional services rendered for the audit of our annual financial statements and review of financial statements included in our annual reports on Form 20-F or services that are normally provided in connection with statutory and regulatory filings were $6,000 for the fiscal year ended December 31, 2009 and $6,000 for the fiscal year ended December 31, 2010.

B.  Audit-Related Fees.

There were no fees billed by Sherb & Co., LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements for the fiscal years ended December 31, 2010 and 2009.

C.  Tax Fees.

There were no fees billed by Sherb & Co., LLP for professional services for tax compliance, tax advice, and tax planning for the fiscal years ended December 31, 2010 and 2009.

D.  All Other Fees.

There were no fees billed by Sherb & Co., LLP for other products and services for the fiscal years ended December 31, 2010 and 2009.

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

12.1
Certification of the Company’s Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010.

12.2
Certification of the Company’s Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010.

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

RODMAN INTERNATIONAL ENTERPRISE I, LTD.

Date: June 16, 2011	By:	/s/ Arnold P. Kling
Arnold P. Kling
President
(Principal Executive Officer)

Date: June 16, 2011	By:	/s/ Kirk M. Warshaw
Kirk M. Warshaw
Chief Financial Officer
(Principal Financial Officer)

Rodman International Enterprise I, Ltd.
(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	27

FINANCIAL STATEMENTS

Balance Sheets as of December 31, 2010 and 2009	28

Statements of Operations for the years ended December 31, 2010 and 2009 and for the cumulative period from July 6, 2006 (Date of Inception) to December 31, 2010	29

Statements of Changes in Stockholders’ Equity (Deficit) for the period from July 6, 2006 (Date of Inception) to December 31, 2010	30

Statements of Cash Flows for the years ended December 31, 2010 and 2009, and for the cumulative period from July 6, 2006 (Date of Inception) to December 31, 2010	31

NOTES TO FINANCIAL STATEMENTS	32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders’ and Directors
Rodman International Enterprise I, Ltd.
(A Development Stage Company)
Summit, New Jersey

We have audited the accompanying balance sheet of Rodman International Enterprise I, Ltd. (A Development Stage Company) as of December 31, 2010 and 2009, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the period July 6, 2006 (Inception) to December 31, 2010, for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodman International Enterprise I, Ltd. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the period July 6, 2006 (Inception) to December 31, 2010, for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States.

/s/ Sherb & Co., LLP
Certified Public Accountants
New York, New York
June 15, 2011

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
BALANCE SHEETS

	December 31
	2010	2009

ASSETS

Current Assets
Cash	$9,569	$12,363

TOTAL ASSETS	$9,569	$12,363

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Accounts payable and accrued expenses	$10,000	$11,650

TOTAL CURRENT LIABILITIES	10,000	11,650

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY (DEFICIT):
Preferred stock, $.0001 par value; 1,000,000 shares authorized in 2010 and 2009 respectively, none issued	-	-

Common stock, $.0001 par value; 50,000,000 Convertible non-voting shares authorized, 10,000 shares issued and outstanding for 2010 and 2009, respectively	1	1

Common stock, $.0001 par value; 50,000,000 shares authorized, 2,500,000 issued and outstanding for 2010 and 2009, respectively	250	250

Additional paid-in capital	84,300	71,300
Deficit accumulated during the development stage	(84,982)	(70,838)
Total stockholders' equity (deficit)	(431)	713

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$9,569	$12,363

The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

			Cumulative During
			the Development
	Year Ended		Stage
			July 6, 2006
	December 31,		(inception) to
	2010	2009	December 31, 2010
Revenues	$-	$-	$-

Expenses
Professional fees	10,000	13,000	71,433
Other costs	4,144	3,360	13,549
Total expenses	(14,144)	(16,360)	(84,982)
Net loss	$(14,144)	$(16,360)	$(84,982)

Basic and diluted loss per share	$(0.01)	$(0.01)

Weighted average number of common shares – basic and diluted	2,510,000	2,510,000

The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Period from July 6, 2006 (Inception) to December 31, 2010

						Deficit
						Accumulated	Total
					Additional	During the	Stockholders'
	Common Stock – voting		Common Stock – non-voting		Paid-in	Development	Equity
	Shares	Amount	Shares	Amount	Capital	Stage	(Deficit)

Balance at July 6, 2006 (inception)	-	$-	-	$-	$-	$-	$-
Common shares issued at par value ($.0001)	10,000	1	2,500,000	250	-	-	251
Contributed Capital	-	-	-	-	37,800	-	37,800
Net loss	-	-	-	-	-	(36,533)	(36,533)
Balances at December 31, 2006	10,000	1	2,500,000	250	37,800	(36,533)	1,518

Contributed Capital	-	-	-	-	13,000	-	13,000
Net loss	-	-	-	-	-	(17,045)	(17,045)
Balances at December 31, 2007	10,000	1	2,500,000	250	50,800	(53,578)	(2,527)

Net loss	-	-	-	-	-	(900)	(900)
Balances at December 31, 2008	10,000	1	2,500,000	250	50,800	(54,478)	(3,427)

Contributed Capital	-	-	-	-	20,500	-	20,500
Net loss	-	-	-	-	-	(16,360)	(16,360)
Balances at December 31, 2009	10,000	1	2,500,000	250	71,300	(70,838)	713

Contributed Capital	-	-	-	-	13,000	-	13,000
Net loss	-	-	-	-	-	(14,144)	(14,144)
Balances at December 31, 2010	10,000	$1	2,500,000	$250	$84,300	$(84,982)	$(431)

The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

			Cumulative During
			the Development Stage
	Year Ended December 31,		July 6, 2006 (inception)
	2010	2009	to December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(14,144)	$(16,360)	$(84,982)
Changes in operating assets and liabilities:
Increase (decrease) in accrued expenses	(1,650)	1,250	10,000
NET CASH USED IN OPERATING ACTIVITIES	(15,794)	(15,110)	(74,982)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	-	-	251
Contributed capital	13,000	20,500	84,300
NET CASH PROVIDED BY FINANCING ACTIVITIES	13,000	20,500	84,551

NET CHANGE IN CASH AND CASH EQUIVALENTS	(2,794)	5,390	9,569

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	12,363	6,973	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$9,569	$12,363	$9,569

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid	$-	$-	$-
Income taxes	-	-	-
The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Organization, Business and Operations

Rodman International Enterprise I, Ltd. (the "Company") was incorporated in the British Virgin Islands on July 6, 2006 with the objective to acquire, or merge with, an operating business.  On July 6, 2006, the Company sold 2,510,000 shares of common stock for $251.  As of December 31, 2010, the Company had not yet commenced any operations.

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

At December 31, 2010, the Company has U.S. net operating loss carry forwards of approximately $85,000, which expire in 2030. Based on the fact that the Company has not generated revenues since inception, the deferred tax asset of approximately $24,000 has been offset by a full valuation allowance. The organization costs attributed to the British Virgin Islands has been noted a permanent difference in the amount of $5,000, since the British Virgin Islands does not have an income tax.

RODMAN INTERNATIONAL ENTERPRISE I, LTD.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

	Year Ended December 31,
	2010	2009
Statutory federal tax rate	34%	34%
Tax benefit computed at statutory rate	$(5,000)	(5,000)
State income tax benefit, net of federal effect	(1,000)	(1,000)
Change in valuation allowance	6,000	6,000
Total	$-	$-

Earnings Per Share

Basic and diluted net earnings per share are computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period.

NOTE 3 - Common Stock

The Company is authorized to issue 50,000,000 shares of voting common stock, par value $.0001 per share, and 50,000,000 shares of convertible non-voting common stock, par value $.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.  All outstanding convertible non-voting shares are automatically convertible into an equal number of voting common shares sixty-one days following the consummation of any transaction by which the Company ceases to be a “shell company” via a business combination, merger or share exchange with an operating business.  During July 2006, the Company sold 2,500,000 shares of its non-voting common stock to three accredited related party investors and/or founding shareholders at par value for a total of $250. Separately, there were 10,000 shares of voting common stock issued for par value or $1.00 to another founding shareholder.  During the year ended December 31, 2010, a stockholder also contributed an additional $13,000 to the Company.

NOTE 4 - Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock, par value $.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.  As of December 31, 2010, no shares of preferred stock, were issued and outstanding.

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

NOTE 7 – Subsequent Event

We have evaluated subsequent events for disclosure purposes through the date of this filing and do not have anything to report.